# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: dLocal Ltd, CIK 0001846832
CUSIP: G29018101
Title of class of securities: Class A Common Shares, par value $0.002 per share
Address of issuer's principal executive offices: DR. LUIS BONAVITA, 1294, MONTEVIDEO, Uruguay (X3), 11300
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-22-002416
Filed by CIK 0001910028

## Reporting persons
- Sergio Enrique Fogel Kaplan: type of reporting person: individual (IN); citizenship or place of organization: Uruguay (X3); sole voting power 0; shared voting power 50,893,599; sole dispositive power 0; shared dispositive power 50,893,599; aggregate amount beneficially owned 50,893,599 (25.4% of the class)
  Comment: (1) Aggregate Amount Beneficially Owned by Each Reporting Person consists of 48,718,177 Class B common shares and 2,175,422 Class A common shares held indirectly through IZBA S.A.
  
  (2) Percent of class represents the quotient obtained by dividing (a) the number of common shares beneficially owned by the Reporting Person as set forth in row 9 by (b) the sum of (i) 151,420,944 Class A common shares outstanding as of December 31, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.
- IZBA S.A.: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); sole voting power 0; shared voting power 50,893,599; sole dispositive power 0; shared dispositive power 50,893,599; aggregate amount beneficially owned 50,893,599 (25.4% of the class)
  Comment: (1) Aggregate Amount Beneficially Owned by Each Reporting Person consists of 48,718,177 Class B common shares and 2,175,422 Class A common shares.
  
  (2) Percent of class represents the quotient obtained by dividing (a) the number of common shares beneficially owned by the Reporting Person as set forth in row 9 by (b) the sum of (i) 151,420,944 Class A common shares outstanding as of December 31, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.
- ALINE EVA HERRNSTADT: type of reporting person: individual (IN); citizenship or place of organization: Uruguay (X3); sole voting power 0; shared voting power 50,893,599; sole dispositive power 0; shared dispositive power 50,893,599; aggregate amount beneficially owned 50,893,599 (25.4% of the class)
  Comment: (1) Aggregate Amount Beneficially Owned by Each Reporting Person consists of 48,718,177 Class B common shares and 2,175,422 Class A common shares held indirectly through IZBA S.A.
  
  (2) Percent of class represents the quotient obtained by dividing (a) the number of common shares beneficially owned by the Reporting Person as set forth in row 9 by (b) the sum of (i) 151,420,944 Class A common shares outstanding as of December 31, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Issuer
Name of issuer: dLocal Ltd
Address of issuer's principal executive offices: DR. LUIS BONAVITA, 1294, Montevideo, Uruguay, 11300

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Sergio Enrique Fogel Kaplan, IZBA S.A. and Aline Eva Herrnstadt (the "Reporting Persons"). The Reporting Persons are direct or indirect shareholders of the Issuer.
Address of principal business office or, if none, residence: The principal office and business address of the Reporting person is Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300.
Citizenship: See row 4 of the cover pages to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
All ownership percentages assume that there are 151,420,944 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person.

Each of Sergio Enrique Fogel Kaplan and Aline Eva Herrnstadt disclaims any beneficial ownership of the shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

See row 9 of the cover pages to this Schedule 13G.
Percent of class: See row 11 of the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sergio Enrique Fogel Kaplan: /s/ Sergio Enrique Fogel Kaplan, Sergio Enrique Fogel Kaplan (02/14/2025)
- IZBA S.A.: /s/ Aline Eva Herrnstadt, Aline Eva Herrnstadt, President (02/14/2025)
- ALINE EVA HERRNSTADT: /s/ Aline Eva Herrnstadt, Aline Eva Herrnstadt (02/14/2025)